SECURITI[...]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING JUN 28 2004

SEC FILE NUMBER
8- 31881

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 AND ENDING March 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian Cohn, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5410 Cathedral Avenue, NW
(No. and Street)

Washington, DC 20016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Cohn (202) 364-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway New York, NY 10271
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Cohn, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

MARIANNE C. LUZZO
Notary Public State of New Jersey
My Commission Expires January 30, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN COHN, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MARCH 31, 2004

CONFIDENTIAL

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BRIAN COHN, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
MARCH 31, 2004

CONTENTS

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Brian Cohn, Inc.
5410 Cathedral Avenue, NW
Washington, DC 20016

We have audited the accompanying statement of financial condition of Brian Cohn, Inc. (the "Company") as of March 31, 2004, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brian Cohn, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co., CPAs, P.C.

New York, New York
May 28, 2004

BRIAN COHN, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

Cash and cash equivalents	$ 14,549
Security owned, at market value	17,200
Loan receivable – officer	9,897
Total assets	$ 41,646

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 6,000
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value	
Authorized: 1,000 shares	
Issued and outstanding: 105.2635 shares	55,000
Additional paid-in capital	25,500
Accumulated deficit	(44,854)
Total stockholders' equity	35,646
Total liabilities, and stockholders' equity	$ 41,646

The accompanying notes are an integral part of these financial statements.

BRIAN COHN, INC.
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2004

Revenues	
Principal trading	$ 3,300
Interest income	496
Total revenues	3,796
Expenses	
Interest expense	230
Regulatory fees	4,702
Professional fees	6,000
Other expenses	3,731
Total expenses	14,663
Net loss	$ (10,867)

The accompanying notes are an integral part of these financial statements.

BRIAN COHN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, April 1, 2003	$ 55,000	$ 25,500	$ (33,987)	$ 46,513
Net loss	-	-	(10,867)	(10,867)
Balance, March 31, 2004	$ 55,000	$ 25,500	$ (44,854)	$ 35,646

The accompanying notes are an integral part of these financial statements.

BRIAN COHN, INC.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents
YEAR ENDED MARCH 31, 2004

Cash flows from operating activities:	
Net loss	$ (10,867)
Adjustment to reconcile net loss to net cash used in operating activities:	
Decrease in asset:	
Security owned, at market value	(3,300)
Net cash used in operating activities	(14,167)
Net cash used in investing activities:	
Loans to officer	(9,897)
Cash flows used in financing activities:	
Payments-payable to officer	(40,309)
Net decrease in cash	(64,373)
Cash and cash equivalents at beginning of year	78,922
Cash and cash equivalents at end of year	$ 14,549

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Brian Cohn, Inc. (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is a registered member of the National Association of Securities Dealers, Inc. ("NASD").

The Company operates under the provisions of Paragraph (k)(2)(I) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

(b) Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the Company's agreement or contract.

(c) Investment Banking

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent or underwriter. Also included are fees earned from providing merger-and-acquisition and financial restructuring advisory services. Fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(d) Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

(e) Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Security Owned, at Market Value

Consists of corporate stock.

Note 3 - Net Capital Requirements

The capital ratio was 26%, versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirement under SEC rule 15c3-1 is $5,000. The net capital as computed was $23,169, leaving capital in excess of requirements in the amount of $18,169.

Note 4 - Related Party Transactions

At March 31, 2004, the sole stockholder had an outstanding loan from the Company including interest at 6% per annumn totaling $9,897.

During the year, the Company paid $3,500 for administrative and other services to the sole stockholder of the Company which has been reported as other expense in the statement of operations.

A copy of the Company's statement of financial condition as of March 31, 2004, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.

BRIAN COHN, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
MARCH 31, 2004

Stockholders' equity		$ 35,646
Nonallowable assets and capital charges:		
Loan receivable - officer		(9,897)
Capital charges pursuant to SEC rule 15c3-1		(2,580)
Net capital		23,169
Less: Minimum net capital requirement		(5,000)
Net capital in excess of all requirements		$ 18,169
Capital ratio (maximum allowance 1500%)		
Aggregate indebtedness (consists of accrued expenses)	$ 6,000	= 26%
Divided by: Net capital	$ 23,169	

See independent auditors' report.

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BRIAN COHN, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION UNDER
SEC RULE 15c3-1 WITH FOCUS REPORT
MARCH 31, 2004

Net capital per (unaudited) FOCUS report	$	14,552
Add: Decrease in nonallowable assets		318
Audit adjustments (net)		10,879
Less: Haircut on security owned		(2,580)
Net capital per audit report	$	23,169

See independent auditors' report.

BRIAN COHN, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

MARCH 31, 2004

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Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
Brian Cohn, Inc.
5410 Cathedral Avenue, NW
Washington, DC 20016

Gentlemen:

In planning and performing our audit of the financial statements of Brian Cohn, Inc. (the "Company") for the year ended March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brian Cohn, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II); (2) in complying with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on rule 17a-(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Todman & Co. CPAs, P.C.

New York, New York
May 28, 2004